Exhibit 2.2

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of March 16, 2014, by and among Jason Partners Holdings LLC, a Delaware limited liability company (“Parent”), Jason Partners Holdings Inc., a corporation and wholly owned subsidiary of Parent (“Sub”) and Jeffry N. Quinn Family Trust uad 8/10/2012 (“Quinn Trust”), Quinpario Partners LLC (“Quinpario Partners”), Quinpario Partners I, LLC (“Quinpario Partners I”), and Jeffry N. Quinn (“Quinn” and together with Quinn Trust, Quinpario Partners and Quinpario Partners I, each a “Stockholder”, and collectively, the “Stockholders”). Parent, Sub and the Stockholders are sometimes referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, as of the date hereof, each of the Stockholders “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Quinpario Acquisition Corp., a Delaware corporation (the “Company”), set forth opposite such Stockholder’s name on Schedule I hereto (such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”).

WHEREAS, Parent, Sub, the Company and JPHI Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Buyer”), propose to enter into a Stock Purchase Agreement, dated as of the date hereof (as the same may be amended from time to time, the “Stock Purchase Agreement”), pursuant to which Buyer will acquire all of the outstanding shares of common stock of Sub (the “Transaction”); and

WHEREAS, as a condition to the willingness of Parent and Sub to enter into the Stock Purchase Agreement, and as an inducement and in consideration therefor, the Stockholders are executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Stock Purchase Agreement.

ARTICLE II

VOTING AGREEMENT

Section 2.1 Agreement to Vote the Subject Shares. Each Stockholder hereby unconditionally and irrevocably agrees that, during the Voting Period, at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company, such Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (a) in favor of the adoption of the Stock Purchase Agreement and approval of the Transaction and the other transactions contemplated by the Stock Purchase Agreement (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Stock Purchase Agreement, and (c) against the following actions or proposals (other than the transactions contemplated by the Stock Purchase Agreement): (i) any Acquisition Transaction or any proposal in opposition to approval of the Stock Purchase Agreement or in competition with or materially inconsistent with the Stock Purchase Agreement; and (ii) (A) any material change in the present capitalization of the Company or any amendment of the certificate of incorporation or bylaws of the Company; (B) any change in the Company’s corporate structure or business; or (C) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Stock Purchase Agreement or could reasonably be expected to result in any of the conditions to the Company’s obligations under the Stock Purchase Agreement not being fulfilled. Each of the Stockholders agrees not to, and shall cause its Affiliates not to, enter into any agreement, commitment or arrangement with any person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2 No Obligation as Director. Nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employee, agent or other representative (collectively, “Representatives”) of any Stockholder in his or her capacity as a director of the Company.

ARTICLE III

COVENANTS

Section 3.1 Generally.

(a) Each of the Stockholders agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without Parent’s or Sub’s prior written consent, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares; (ii)

grant any proxies or powers of attorney with respect to any or all of the Subject Shares; (iii) permit to exist any lien of any nature whatsoever with respect to any or all of the Subject Shares; or (iv) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under this Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. Each of the Stockholders agrees, while this Agreement is in effect, to notify Parent and Seller promptly in writing (including by e-mail) of the number of any additional shares of Common Stock acquired by each Stockholder, if any, after the date hereof.

(c) Each of the Stockholders agrees, while this Agreement is in effect, not to take or agree or commit to take any action that would make any representation and warranty of such Stockholder contained in this Agreement inaccurate in any material respect. Each of the Stockholders further agrees that it shall use its reasonable best efforts to cooperate with Parent and Sub to effect the transactions contemplated hereby including the Transaction.

Section 3.2 Standstill Obligations of the Stockholders. Each of the Stockholders covenants and agrees with Parent and Sub that, during the Voting Period:

(a) None of the Stockholders shall, nor shall any Stockholder act in concert with any person to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock in connection with any vote or other action with respect to a Business Combination, other than to recommend that stockholders of the Company vote in favor of adoption of the Stock Purchase Agreement, the Transaction and the other transactions contemplated by the Stock Purchase Agreement (and any actions required in furtherance thereof and otherwise as expressly provided by Article II of this Agreement).

(b) None of the Stockholders shall, nor shall any Stockholder act in concert with any person to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement or agreement with any person with respect to the voting of the Subject Shares, except as provided by Article II of this Agreement.

Section 3.3 Stop Transfers. Each of the Stockholders agrees with, and covenants to, Parent and Sub that Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Subject Shares during the term of this Agreement without the prior written consent of Parent and Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

Each of the Stockholders hereby represents and warrants to Parent and Sub as follows:

Section 4.1 Binding Agreement. Each Stockholder (a) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (b) if not a natural person, (i) is a corporation, limited liability company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (ii) has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Stockholders has been duly authorized by all necessary corporate, limited liability or partnership action on the part of the Stockholders, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by Parent and Sub, constitutes a legal, valid and binding obligation of the Stockholders, enforceable against the Stockholders in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.2 Ownership of Shares. Schedule I sets forth opposite each Stockholder’s name the number of shares of Common Stock over which such Stockholder has beneficial ownership as of the date hereof. As of the date hereof, each Stockholder is the lawful owner of the shares of Common Stock denoted as being owned by such Stockholder on Schedule I and has the sole power to vote or cause to be voted such shares. Each Stockholder has good and valid title to the Common Stock denoted as being owned by such Stockholder on Schedule I, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by any Stockholder pursuant to arrangements made by such Stockholder.

Section 4.3 No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by the Stockholders and the consummation by the Stockholders of the transactions contemplated hereby.

(b) None of the execution and delivery of this Agreement by the Stockholders, the consummation by the Stockholders of the transactions contemplated hereby or compliance by the Stockholders with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of any Stockholder, as applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which any Stockholder is a party or by which any

Stockholder or any of the Subject Shares or assets may be bound, or (iii) violate any applicable order, writ, injunction, decree, law, statute, rule or regulation of any Governmental Entity, except for any of the foregoing as could not reasonably be expected to impair any Stockholder’s ability to perform its obligations under this Agreement.

Section 4.4 Reliance by Parent and Sub. Stockholder understands and acknowledges that Parent and Sub are entering into the Stock Purchase Agreement in reliance upon the execution and delivery of this Agreement by the Stockholders.

Section 4.5 No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that, except for this Agreement, no Stockholder (a) has entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Subject Shares inconsistent with such Stockholder’s obligations pursuant to this Agreement, (b) has granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Subject Shares and (c) has entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing any of its material obligations under this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub hereby represent and warrant to the Stockholders as follows:

Section 5.1 Binding Agreement. Each of Parent and Sub is a Delaware corporation or limited liability company, as applicable, duly organized and validly existing under the laws of the jurisdiction of its organization. Each of Parent and Sub has all necessary corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Sub have been duly authorized by all necessary corporate or limited liability company action, as applicable, on the part of Parent and Sub. This Agreement, assuming due authorization, execution and delivery hereof by the Stockholders, constitutes a legal, valid and binding obligation of each of Parent and Sub enforceable against each of Parent and Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.2 No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby.

(b) None of the execution and delivery of this Agreement by Parent and Sub, the consummation by Parent and Sub of the transactions contemplated hereby or compliance by Parent and Sub with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of either Parent or Sub, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent or Sub is a party or by which Parent or Sub or any of their assets may be bound, or (iii) violate any applicable order, writ, injunction, decree, law, statute, rule or regulation of any Governmental Entity, except for any of the foregoing as could not reasonably be expected to impair Parent’s or Sub’s ability to perform their obligations under this Agreement.

Section 5.3 Reliance by the Stockholder. Each of Parent and Sub understands and acknowledges that the Stockholders are entering into this Agreement in reliance upon the execution and delivery of the Stock Purchase Agreement by Parent and Sub.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement shall automatically terminate, and none of Parent, Sub or the Stockholders shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (a) the mutual written consent of Parent, Sub and the Stockholders, (b) the Closing Date, and (c) the date of termination of the Stock Purchase Agreement in accordance with its terms. The termination of this Agreement shall not prevent any Party hereunder from seeking any remedies (at law or in equity) against another Party hereto or relieve such Party from liability for such Party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Further Assurances. From time to time, at the other Party’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 7.2 Fees and Expenses. Each of the Parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby and by the Stock Purchase Agreement.

Section 7.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting of any of the Subject Shares, except as otherwise provided herein.

Section 7.4 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the Parties hereto. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	If to Parent or Sub:

Jason Partners Holdings LLC

c/o Saw Mill Capital LLC

555 Pleasantville Road

South Building, Suite 220

Briarcliff Manor, NY 10510

Attention:	Howard Unger and Scott Rivard
Facsimile:	(914) 741 9099

E-mail:	hunger@sawmillcapital.com
srivard@sawmillcapital.com

and

Jason Partners Holdings LLC

c/o FSP III Jason Investment, LLC

21 Custom House Street, 10th Floor

Boston, MA 02110

Attention:	John Schnabel
Facsimile:	(212) 300-0299

E-mail:	jschnabel@falconinvestments.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Christopher J. Torrente, Esq.
Joshua F. Soszynski, Esq.

Facsimile:	(212) 446-6460

E-mail:	christopher.torrente@kirkland.com
joshua.soszynski@kirkland.com

and

Cahill Gordon & Reindel LLP

80 Pine Street

New York, NY 10005-1702

Attention:	John Papachristos
Facsimile:	(212) 378-2552
E-mail:	jpapachristos@cahill.com

(b)	If to the Stockholders:

c/o Quinpario Acquisition Corp.

12935 North Forty Drive, Suite 201

Saint Louis, MO 63141

Attention:	General Counsel
Facsimile:	(775) 206-7966

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

Attention:	Robert H. Friedman, Esq.
Jason Saltsberg, Esq.
Facsimile:	(212) 451-2222

E-mail:	rfriedman@olshanlaw.com
jsaltsberg@olshanlaw.com

Section 7.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.8 Entire Agreement; Assignment. This Agreement (together with the Stock Purchase Agreement, to the extent referred to herein, and Schedule I) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Party.

Section 7.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.10 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 7.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

Section 7.12 Specific Performance; Jurisdiction. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity. In addition, each of the Parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware and (d) consents to service being made through the notice procedures set forth in Section 7.4. Each of the Stockholders, Parent and Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 7.4 shall be effective service of process for any proceeding in connection with this Agreement or the transactions contemplated hereby.

Section 7.13 Counterparts. This Agreement may be executed in counterparts (including by facsimile), each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Stockholders, on the one hand, and Parent and Sub, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the parties hereto. Without limiting the generality of the foregoing sentence, each of the Stockholders (a) is entering into this Agreement solely on its own behalf and shall not have any obligation to perform on behalf of any other holder of Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law. None of the Stockholders is affiliated with any other holder of Common Stock entering into a voting agreement with Parent and Sub in connection with the Stock Purchase Agreement and has acted independently regarding its decision to enter into this Agreement and regarding its investment in the Company.

[Execution page follows.]

IN WITNESS WHEREOF, Parent, Sub and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

JASON PARTNERS HOLDINGS LLC

By:	/s/ David Westgate
	Name:	David Westgate
	Title:	Chief Executive Officer

JASON PARTNERS HOLDINGS INC.

By:	/s/ David Westgate
	Name:	David Westgate
	Title:	Chief Executive Officer

JEFFRY N. QUINN FAMILY TRUST UAD 8/10/2012

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
Title:

QUINPARIO PARTNERS I, LLC

By: Quinpario Partners LLC, its managing member

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Managing Member

QUINPARIO PARTNERS LLC

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Managing Member

/s/ Jeffry N. Quinn
JEFFRY N. QUINN

[Signature Page to Voting and Support Agreement]

SCHEDULE I

Beneficial Ownership of Common Stock

Stockholder	Number of Shares
Jeffry N. Quinn Family Trust uad 8/10/2012		(1)
Quinpario Partners LLC		(1)(2)
Quinpario Partners I, LLC		(1)(2)
Jeffry N. Quinn	6,889,333	(1)(2)

(1)	This amount includes 73,340 shares indirectly owned by Jeffry N. Quinn Family Trust uad 8/10/2012 through its membership interest in Quinpario Partners I, LLC, consisting of 20,000 placement shares and 53,340 founder shares. Jeffry N. Quinn maintains control over the securities in the Jeffry N. Quinn Family Trust uad 8/10/2012.
(2)	This amount includes up to 75,000 shares of common stock subject to forfeiture by Quinpario Partners I, LLC in the event that the extension units are not purchased. Quinpario Partners LLC is the managing member of Quinpario Partners I, LLC. Jeffry N. Quinn, is the sole managing member of Quinpario Partners LLC. Consequently, Mr. Quinn may be deemed the beneficial owner of the common stock held by Quinpario Partners I, LLC and has sole voting and dispositive control over such securities.